August 15, 2019

Ryan Faulkingham
Chief Financial Officer
Compass Diversified Holdings
Compass Group Diversified Holdings LLC
301 Riverside Avenue, Second Floor
Westport, CT 06880

       Re: Compass Diversified Holdings
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed: February 27, 2019
           File No: 1-34927
           Compass Group Diversified Holdings LLC
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed: February 27, 2019
           File No: 1-34926

Dear Mr. Faulkingham:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

General

1. We note that you incorrectly tagged total net deferred tax liability with "us-
      gaap_DeferredTaxAssetsLiabilitiesNet" on the balance sheet as of December 31, 2018.
       Please use the appropriate tag in the U.S. GAAP taxonomy in future filings.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracey McKoy, Staff Accountant, at (202)551-3772 or Tracey Houser,
 Ryan Faulkingham
Compass Diversified Holdings
August 15, 2019
Page 2

Staff Accountant, (202)551-3736 or Terence O'Brien, Accounting Branch Chief, at
(202)551-
3355 if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,
FirstName LastNameRyan Faulkingham
                                                           Division of
Corporation Finance
Comapany NameCompass Diversified Holdings
                                                           Office of
Manufacturing and
August 15, 2019 Page 2                                     Construction
FirstName LastName